CF Finance Acquisition Corp.

110 East 59th Street

New York, NY 10022

February 23, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3030

Washington, DC 20549

Attn: Amanda Ravitz, Assistant Director

Re:	CF Finance Acquisition Corp.

Draft Registration Statement on Form S-1

Submitted January 19, 2018

CIK No. 0001728041

Dear Ms. Ravitz:

CF Finance Acquisition Corp. (the “Company”, “we”, “us” or “our”) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated February 15, 2018, regarding our Draft Registration Statement on Form S-1 (the “Registration Statement”) previously filed on January 19, 2018.

For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

Prospectus Cover

1.	We note your disclosure that you cannot guarantee that your securities will be approved for listing on the Nasdaq Capital Market and that you applied to have your units listed on or after the date of the prospectus. Given several features of the offered securities appear to rely to a certain extent upon such listing, including protection of the funds in the trust as well as liquidity of the trading market, clearly highlight the risks of not so listing throughout in appropriate locations, including the summary. In addition, since the listing does not appear to be a condition to completion of this offering, it does not appear appropriate to highlight Nasdaq listing and Nasdaq rules as you have done.

We have revised the Registration Statement to clarify that the 80% test under Nasdaq rules would not apply if our securities are not subject to Nasdaq rules. We hereby advise the Staff that, in the event that our securities are not approved for listing on Nasdaq, we would not proceed with this offering.

Amanda Ravitz, Assistant Director

U.S. Securities and Exchange Commission

February 23, 2018

Summary, page 1

2.	It appears that you have highlighted Cantor as a key reason to invest in this offering. If Cantor has no arrangement to provide services to you and has no obligations or duties to you, it is unclear why it is appropriate to highlight in the summary Cantor as a key reason to invest in this offering.

We have revised the Summary and Proposed Business sections of the Registration Statement to clarify: (i) the significance of Cantor’s experience to us in light of the role of our executive officers in the growth of Cantor and (ii) that although there is no formal agreement between us and Cantor, we anticipate utilizing Cantor’s resources to consummate our initial business combination.

3.	If the background information is appropriate for your prospectus summary, carefully consider the information that is the most significant, and briefly highlight that information in the summary. Also, revise your prospectus summary disclosure regarding Cantor to avoid unnecessary repetition of the detail that you include later in your prospectus. Ensure that information about Cantor that you highlight in your document is balanced, with equally prominent explanation of Cantor’s experience with unsuccessful transactions, or transactions or entities that generated losses for investors.

We have revised the Summary and Proposed Business sections of the Registration Statement in response to the Staff’s comment.

Corporate Information, page 8

4.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

We hereby advise the Staff that we will supplementally provide the Staff with copies of all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act. We further advise the Staff that investors will not retain copies of such materials.

Underwriting, page 146

5.	We note your disclosure in the third paragraph of this section about changing the offering price and other selling terms. If true, please revise to clarify that you are referring to changes after completion of this offering.

We have revised the disclosure on page 141 in response to the Staff’s comment.

Amanda Ravitz, Assistant Director

U.S. Securities and Exchange Commission

February 23, 2018

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Stuart Neuhauser, Esq. at sneuhauser@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ Howard W. Lutnick
Howard W. Lutnick, Chief Executive Officer

cc:	Stuart Neuhauser, Esq.

Douglas Ellenoff, Esq.

Gregg Noel, Esq.

Jonathan Ko, Esq.